SC 29644 864) 967- 2150
1AVX Boulevard Fountain Inn, SC 29644 Tel: (864) 967- 2150

June 30, 2014

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington,  DC 20549

Re:	AVX Corporation
Form 10-K for Fiscal Year Ended March 31, 2014
Filed May 21, 2014
File No. 001-07201

Dear Mr. Cascio:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 26, 2014 (the “June 26 Letter”) in connection with your review of the Form 10-K for the fiscal year ended March 31, 2014 filed by AVX Corporation (“AVX” or the “Company”) on May 21, 2014 (the “Form 10-K”).  For ease of reference, the text of each of the Staff’s comments is set forth in this letter in bold with our response immediately following each bolded comment.

1.

Your principal financial officer or officers, controller or principal accounting officer should sign the report below the second paragraph required on the Signatures page as required by Form 10-K.  Please revise.

The signature page will be revised in the Company’s amended Form 10-K to include the signature of our principal financial and accounting officer below the second paragraph. We intend to file our amended Form 10-K promptly hereafter.

2.

We note that the KED resale segment consists primarily of ceramic capacitors, frequency control devices, SAW devices, sensor products, RF modules, actuators, acoustic devices, and connectors produced by Kyocera and resold by AVX.  Please clarify your revenue recognition policies with regards to the products you purchase and resell.  Specifically, tell us whether you recognize the related revenues on a gross or net basis and explain why.  Refer to FASB ASC 605-45.

The Company evaluates gross versus net presentation on revenues from products purchased and resold in accordance with the revenue recognition criteria outlined in FASB ASC 605-45, Principal Agent Considerations. Specifically the Company has evaluated our KED resale arrangements and the primary indicators set forth in ASC 605-45-45 as outlined below:

•

The Entity Is the Primary Obligor in the Arrangement – The Company is the primary obligor in the arrangements as the contracted sale is between AVX and our customers. In addition, AVX is responsible for providing the product to our customers including the responsibility of fulfillment and any subsequent customer care and satisfaction after delivery.

•	The Entity Has General Inventory Risk – The Company has unmitigated inventory risk upon purchase and receipt of the product from Kyocera with no general right of return.
•

The Entity Has Latitude in Establishing Price – AVX has no customer pricing requirements in our related agreement with Kyocera.  The Company establishes pricing on the sales arrangements with our customers.

•	The Entity Has Credit Risk – The Company assumes all credit risk for the amounts billed to our customers.

Based on consideration of the primary indicators above, the Company records revenues related to products purchased from Kyocera and resold by AVX on a gross basis in accordance with the revenue recognition criteria outlined in FASB ASC 605-45.

In future filings, we will expand our disclosure with regard to the Company’s revenue recognition policies on products we purchase and resell to include  our policy of evaluation of gross versus net revenue recognition in accordance with ASC 605-45.

3.	In future filings please disclose the cumulative amount of undistributed earnings of your foreign subsidiaries for which no U.S. income taxes have been provided. Refer to FASB ASC 740-30-50-2.

In future filings, we will expand our disclosure to include the cumulative amount of undistributed earnings of our foreign subsidiaries for which no U.S. income taxes have been provided in accordance with FASB ASC 740-30-50-2.

4.

We note that your Certifications provided pursuant to Section 906 incorrectly refer to the period ended March 31, 2013.  Please amend your filing in its entirety and provide new, currently dated certifications.

The reference to the fiscal year ended March 31, 2013 in our Certifications provided pursuant to Section 906 was an inadvertent error.  The Certifications were intended to refer to the fiscal year ended March 31, 2014. The Certifications will be revised and currently dated in the Company’s amended Form 10-K.

In connection with this response to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the staff’s comments and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (864) 967-9303.

Sincerely,

/s/ Kurt P. Cummings

Kurt P. Cummings

Vice President, Chief Financial Officer, Treasurer and Secretary

l  Page 2